

SWINGVISION

Automated Stats, Highlights & Officiating Using Just Your Phone

swing.vision   San Mateo, CA

Highlights

1   2023 Apple Design Award Winner

2 $9.5m Raised from Investors Including Tennis Australia, MyFitnessPal Co-Founders & Strava CFO

3 $2.5m+ Annual Recurring Revenue, 15k+ Paying Subscribers, 100+ D1-D3 College Teams

4   Patent Granted for 3D Object Tracking from a Single Camera in Any Sport

Our Team

 **Swupnil Sahai** Co-Founder & CEO

Previously Led Object Tracking at Tesla Autopilot. Columbia Stats PhD. Data Science Lecturer at UC Berkeley.

 **Richard Hsu** Co-Founder & CTO

Previously Led Engineering at Accompany (acquired by Cisco). Stanford CS Masters.

Pitch

Welcome to Our Community Round! 👋

After hearing from so many of our passionate subscribers, we've decided to open up a Community Round so that you can participate in SwingVision's growth!

The goal of this raise is to maximize the number of active users who can invest, rather than the amount of capital raised.

If you're on this page, you're already familiar with SwingVision, but read below for more details about our business, vision and future plans 👇



SWING VISION

Play. Share. Win.

Editors' Choice — App Store

iPhone Keynote — Sept 2021

Design Award — June 2023

Executive Summary



Novel Product	Automated stats, highlights & officiating using just your phone
Killer Team	AI/CV experts from Tesla, Apple, Berkeley & Stanford
Scalable Business	Consumer SaaS, $2.5m+ ARR, 9-month CAC payback
Category Leader	Highest rated AI/CV app in sports, Apple Design Award winner
Exploding TAM	2B+ amateur athletes will spend $1T per year by 2030
Massive LTV	Target customer is 11-65 years old, playing a lifelong sport
Growth Inflection	Expansion to Pickleball in Winter 2023, Padel in Fall 2024
Business Expansion	Tournament-grade officiating & remote coaching in Summer 2024

Background





Swupnil *CEO*



Led Object Tracking at Tesla Autopilot

Columbia PhD, Berkeley Triple Major

Lifelong Tennis & Basketball Player

One day while watching ESPN, Swupnil thought

🤔 *"Why can't I get stats & highlights from **my** game too?"*

Solution





SWING VISION

TV-quality highlights

Pro-quality stats

AI officiating

Automatically, using just your phone





Match
SHOT PLACEMENT
Combined Stats
574
53 mph
19
70%
62%
23%
Swupnil Sahai
Richard Hsu
Things To Improve
1st Serves Won
HOW TO IMPROVE
Adding MPH To Your Serve
Unforced Error Rate
Reducing Variables in Your Stroke
CHALLENGE
OUT!

How It Works Today



SWING VISION

Setup in seconds with our patented phone mount



57 MPH FOREHAND
Shots Tracked by SWINGVISION

Our AI processes video on-device in real-time



Cancel
21:03
In!

Challenge close calls right from your smartwatch

Our Vision

SWING VISION

Any athlete, anywhere will get

pro-quality sports tracking & ESPN-level broadcasting

using just their smartphone

How We Get Huge
Consumer SaaS has a Proven Playbook

SWING VISION

WHOOP
$150M/yr

STRAVA
$250M/yr

duolingo
$500M/yr


$2B/yr

Our Opportunity is Even Bigger
$2B Obtainable Market in Ball & Racket Sports

SWING VISION

Top 5 Racket Sports

600M Active Athletes
Tennis, Pickleball, Padel, Ping Pong & Badminton

x **0.5%** market share x **$15**/mo = **$500M**/yr

2B Active Athletes

Top 10
Ball Sports

Racket Sports + Golf, Baseball, Volleyball, Basketball & Soccer

x **0.5%** market share x **$15**/mo = **$2B**/yr

See Appendix for Sources

Why We Will Win

SWING VISION

Best AI Team in Sports



Artificial Intelligence
Experts from Stanford & Berkeley











Product & Design
Former Apple, Yelp, etc.











Growth & Marketing
Former Slack, NCAA, etc.













Current Progress

SWING VISION

4.7 Stars, 5k+ Reviews, $2.5m+ ARR



One of the best apps created by humankind
★★★★★
I captain USTA teams and use it to record our matches. **Had to buy an iPhone** to use **as I'm an Android user**, very happy I did. It's really one of the **best things since Google Maps** I've ever done on my phone.

The next best thing to a coach
★★★★★
I've been a subscriber for a year and **use this app on every practice and match**. I am a USTA 3.5, but I play and win at 4.0 levels. I'll be totally honest, **without this app, I am not winning** these higher level matches.

Amazing tool
★★★★★
I played Division 1 tennis and find this app very helpful. The fact that the AI edits the video means you can **watch your 2 hour match in 15 minutes. My friends are always excited to watch the highlights** and stats.

Totally asynchronous coaching
★★★★★
I learned about SwingVision during the college recruiting process. The **auto editing really saves time** and enables you to **send your video to a remote coach** for them to evaluate and give comments.

Defensible Moat

SWING VISION

IP, Data, Network Effects



IP, Data, Network Effects

Patents

3D Object Tracking from a Single Camera

Phone Mount Design

AI Training Data

500m Shots Recorded Across 500k Hours

High Switching Cost

Lifetime Cloud Storage



United States Patent
Sahai et al.
Patent No.: US 11,893,808 B2
Date of Patent: Feb. 6, 2024

Unique Relationship with Apple

Most Frequently Featured App in Sports















SWING VISION

APP OF THE DAY
SwingVision: A.I. Tennis App
Shot Tracking & Video A...

App Store
SwingVision: A.I. Tennis App
Apple Design Awards 2023 Winner

Editors' Choice
App Store

iPhone Keynote
Sept 2021

Design Award
June 2023

Acquisition: 50% Organic

Word-of-Mouth is the Largest Channel



SWING VISION

Subscriber Channels
UGC (IG, Youtube)
10.0%
SEO
15.0%
Teams
10.0%
Friends & Family
50.0%





Swupnil Sahai
Rayne Liu
New iMessage
To: Rayne Liu
Point by Point
Full Raw Video
Share Link
Export Video
May 26 Sahai vs Liu - Favorited Points
swing.tennis



Influential Customers: Teams
Key Opinion Leaders Acquired



100+ D1 College Programs
Strong Word-of-Mouth via Opposing Teams

$2500 Average Contract Value
$200 per Athlete

$4000 Live Streaming Add-On
Organic Acquisition Channel for Juniors

   
   
   
   

Vertical Growth Strategy
Business Models that Drive Virality & Retention



Near Term


Remote coaching marketplace *(Future, Cameo)*

Officiating at junior & adult competitions *(Hawkeye)*

Long Term


Sponsored challenges & events *(Strava)*

Data-driven player matching *(Bumble)*

Sponsored live streaming *(Twitch, Youtube)*

Horizontal Growth Strategy
Adjacent Sports with Massive LTVs





Near Term

🇺🇸 **Pickleball:** 11.5% CAGR, fastest growing U.S. sport

🌍 **Padel:** 13.5% CAGR, fastest growing global sport

Long Term

🏓 **Ping Pong:** 300M players, largest sport in Asia

🏸 **Badminton:** 200M players, 2nd largest sport in Asia

⚾ Golf, Baseball, Volleyball, Basketball & Soccer

Our 10-Year Prediction

SWING VISION



📉 Mobile phones with AI hardware get exponentially cheaper

📲 Pre-installed smartphones become the default infrastructure at every public & private sports facility

🎥 Every athlete playing everywhere tracks, shares & improves their game with SwingVision

---

Thank You!

SWING VISION



https://swing.vision



Important Notes! 🚨

We're not allowed to raise an unlimited amount in this round. If the offering becomes *oversubscribed*, we'll decrease the maximum amount that each person can invest – rather than cut people out entirely.